BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it was included in the 17th B3 Corporate Sustainability Index – ISE portfolio and BRF is the only food company in the food sector in Brazil to appear in the list . The index, pioneer in Latin America, had the composition of assets that comprises its portfolio announced this Wednesday (December 1st, 2021).

The ISE is a tool for comparative analysis of the performance of the companies listed on B3 from the standpoint of corporate sustainability, based on economic efficiency, environmental equilibrium, social justice and corporate governance.

The new portfolio will remain valid from January 03, 2022, through April 29, 2022, and is comprised of 34 shares of B3 listed companies.

The maintenance in the index and the improvement of the performance of its indicators relating to the aspects of environment, sustainability and corporate governance represent the materialization of the commitments assumed.by the Company.

This achievement reinforces the Company’s positioning based on the sustainable growth and reaffirms its efforts to improve its management practices to create value for its shareholders and the society.

São Paulo, December 01, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.